UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Chaney, Robert H.
   c/o 3DX Technologies Inc.
   12012 Wickchester, Suite 250
   Houston, Texas  77079-1218
2. Date of Event Requiring Statement (Month/Day/Year)
   December 19, 1996
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   3DX Technolgies Inc.
   TDXT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, par value $.01 per share     |302,145+              |I               |By limited partnership                         |
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Redeemable Preferred Stock, Series B, par v|12,332+               |I               |By limited partnership                         |
alue $.01 per share                        |                      |                |                                               |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrant to purchase Seni|Immediate|12/24/96 |Senior Redeemable Conve|3,447+   |$5.80     |I            |By limited partnership     |
or Redeemable Convertibl|         |         |rtible Preferred       |         |          |             |                           |
e Preferred Stock,      |         |         |                       |         |          |             |                           |
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Series C, par value $.01|         |         |Stock, Series C, par va|         |          |             |                           |
 per share              |         |         |lue $.01 per share     |         |          |             |                           |
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                        |         |         |("Series C Preferred") |         |          |             |                           |
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Series C Preferred      |Immediate|12/24/96 |Common Stock           |37,914*+ |**        |I            |By limited partnership     |
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Stock Option (Right to B|Immediate|01/05/06 |Common Stock           |5,170    |$0.58     |D            |                           |
uy)                     |         |         |                       |         |          |             |                           |
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
Explanation of Responses:
* Includes shares of Series C Preferred Stock issuable upon exercise of Warrant to purchase Series C Preferred.
** Upon consummation of the Issuer's initial public offering of Common Stock, each issued and outstanding share of
Series C Preferred will automatically convert into one share of Common
Stock.
*** On January 5, 1996, the reporting person was granted an option to purchase 5,170 shares of Common Stock
(as adjusted for the .517-to-1 reverse stock split occuring in connection with the Issuer's initial public offering of
Common Stock) pursuant to the Issuer's 1994 Stock Option Plan, as amended. The shares subject to the option vest at the rate of 50% of the aggregate number of shares on December 31, 1996 and thereafter such shares vest at the rate of 25% of the aggregate number of shares subject to the option on each of December 31, 1997 and
December 31,
1998.
+ The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest
therein.
SIGNATURE OF REPORTING PERSON
/s/ Robert H. Chaney
DATE
December 13, 1996